Special Meeting of Shareholders
Principal Variable Contracts Funds, Inc. - LargeCap Blend Account II Held April 10, 2015

1.	Approval of a Plan of Reorganization providing for the reorganization of the LargeCap Blend Account II into the Principal Capital
Appreciation Account:

	In Favor	Opposed	Abstain
	12,171,790.5186	180,115.8597	579,436.1247

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